SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Westin Hotels Limited Partnership

(Name of Subject Company)

Westin Hotels Limited Partnership

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith

Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on behalf of the Person(s) Filing Statement)

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2004 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”) as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC by the Purchasers on January 8, 2004, as amended by Amendment No. 1 to the Schedule TO filed with the SEC by the Purchasers on January 9, 2004, Amendment No. 2 to the Schedule TO filed with the SEC by the Purchasers on January 16, 2004, Amendment No. 3 to the Schedule TO filed with the SEC by the Purchasers on January 20, 2004, Amendment No. 4 to the Schedule TO filed with the SEC by the Purchasers on January 29, 2004 and Amendment No. 5 to the Schedule TO filed with the SEC by the Purchasers on February 3, 2004.

      The purpose of this Amendment No. 1 is to amend and supplement Item 9 of the Schedule 14D-9. Exhibit (e)(2) of Item 9, the summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) financial analysis dated January 20, 2004 (the “New Summary”), replaces the summary of Houlihan Lokey financial analysis dated January 20, 2004 which was filed as Exhibit (e)(2) to the Schedule 14D-9. Certain language has been added to the New Summary in order to clarify that Houlihan Lokey did not rely on the financial projections provided by management in evaluating the offer consideration.

Item 9. Exhibits.

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following Exhibit herewith:

Exhibit
No.	Description

(e)(2)	Summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Financial Analysis.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.

General Partner

By:	/s/ ALAN M. SCHNAID

Alan M. Schnaid
Vice President

Dated February 5, 2004